Exhibit 99.1

10 March 2016

Midatech Pharma PLC
(“Midatech”, the “Company” or the “Group”)

Notice of Audited Full Year Results
and
Adoption of Financial Reporting Standard (FRS) 102 – Reduced Disclosure Framework

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and other therapeutic areas, will announce its audited full year results for the year ended 31 December 2015 on 13 April 2016.

Dr Jim Phillips, Chief Executive Officer and Nick Robbins-Cherry, Chief Financial Officer, will host a conference call for sell-side analysts at 13:00 BST. The call will be recorded and a replay will be available for 30 days.

Additionally, following the publication of FRS 100 'Application of Financial Reporting Requirements' by the Financial Reporting Council, Midatech is required to change the accounting framework for its entity financial statements, which currently adopt United Kingdom Generally Accepted Accounting Standards (UK GAAP). Accordingly, shareholders should be aware that it is intended for the year ended 31 December 2015 and future years that the parent entity adopts FRS 102, the Financial Reporting Standard applicable in the UK and Republic of Ireland including the relevant disclosure exemptions permitted under FRS 102.

Shareholder approval to adopt FRS 102 is not required. However, objections to the use of the disclosure exemptions may be served by a shareholder or shareholders holding in aggregate 5% or more of the total allotted shares of the Company in writing to Nick Robbins-Cherry, the Company's Chief Financial Officer, at its registered office, 65 Innovation Drive, Milton Park, Abingdon OX14 4RQ to arrive as soon as is reasonably practicable but, in any event, not later than 31 March 2016.

Midatech’s consolidated financial statements are unaffected by this change, and will continue to be prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Corporate Finance
Freddy Crossley / Atholl Tweedie / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)
Paul Tomasic / Rupert Walford / Thomas Stockman / Marcus Jackson
Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the adoption of FRS 102 and other statements that are not historical fact. Any forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events and performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to, operational challenges in achieving our strategic objectives and executing plans.
Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission (“SEC”), which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.